U. S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

            For the period ended: March 31, 2006

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             GIANT MOTORSPORTS, INC.
                             -----------------------
                               Name of Registrant

           Nevada                     000-50243                  33-102552
           ------                     ---------                  ---------
(State or other jurisdiction   (Commission File Number)        (IRS Employer
      of incorporation)                                   Identification Number)

                  13134 State Route 62
                       Salem, Ohio                                 44460
         (Address of principal executive offices)                (Zip Code)

Issuer's telephone number: (330) 332-8534

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant has been unable to compile all pertinent information to complete the quarterly report or complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report. The quarterly report for the period ended March 31, 2006 could not be completed without unreasonable effort or expense.

The Registrant anticipates that it will file its Annual Report on Form 10-Q within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

      Gregory A. Haehn, President - (330) 332-8534

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

                                   SIGNATURES

GIANT MOTORSPORTS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GIANT MOTORSPORTS, INC.


By:      /s/ Gregory A. Haehn
         -----------------------------------
         Name:  Gregory A. Haehn
         Title: President

Date:    May 9, 2006


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